SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Asen Parachkevov, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Preliminary Proxy Statement

Dear Mr. Parachkevov:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company with respect to the Company’s preliminary proxy statement filed with the SEC on March 29, 2016 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	On a forward going basis, please include disclosure in the preliminary proxy statement noting that the document being filed is a preliminary proxy statement that is being filed for the purpose of the Staff’s review and comment.

Response: The Company will comply with the Staff’s comment on a forward going basis.

2.	With respect to the disclosure under “Quorum Required” on page 2, please note that the Proxy Statement may not confer upon the proxy holders the discretionary authority to adjourn with the shareholder vote if the adjournment of the meeting is intended as a means for soliciting additional proxies, as such an adjournment is not considered a “matter incident to the conduct of the meeting” under Rule 14a-4(c)(7) under the Exchange Act. Please revise the Proxy Statement to clarify that the proxy holders do not have discretionary authority to adjourn with the shareholder vote in order to solicit additional proxies.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

U.S. Securities and Exchange Commission

April 14, 2016

Response: Pursuant to the Company’s bylaws, if a quorum is not present, the Chairman of the meeting or the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. As a result, the Chairman’s decision to adjourn the Meeting for failure to achieve a quorum does not require the voting of any proxies. The Company has updated the proxy statement accordingly. In addition, the Company has included Proposal 4 pursuant to which the Company seeks specific stockholder approval to adjourn the Annual Meeting, if necessary or appropriate, to solicit additional proxies.

3.	With regard to the vote requirements for Proposal 1, please clarify that the plurality voting standard means that director nominees will be elected even if they do not receive a majority of the shares present in person or represented by proxy voting “for” such election. Additionally, please clarify that because the director nominees are running unopposed, it is likely that each nominee will be elected. Finally, please clarify that votes withheld and abstentions will have no effect on the result of the vote.

Response: The Company has revised the disclosure accordingly.

4.	With regard to Proposal 2 under the heading “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value” explain why in the table on page 28, Example 1 assumes that shares are issued to the public at the current NAV per share and Examples 2 – 4 assume 5% in selling compensation and expenses paid by the Company. Each of the examples should utilize the same assumptions.

Response: The Company has revised the disclosure to clarify that Examples 1-4 assume 5% in selling compensation and expenses paid by the Company.

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In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

April 14, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus